                                                                  EXHIBIT 4.2(a)


                         IMPAC MORTGAGE HOLDINGS, INC.
                         -----------------------------

                              AMENDMENT NO. 1 TO
                               RIGHTS AGREEMENT

     THIS AMENDMENT NO. 1, dated as of December 17, 1998 (the "Amendment"), to the Rights Agreement (the "Rights Agreement"), dated as of October 7, 1998 between IMPAC MORTGAGE HOLDINGS, INC. (the "Company") and BANKBOSTON, N.A. (the "Rights Agent").

     WHEREAS, pursuant to Section 27 of the Rights Agreement, the Company and the Rights Agent may from time to time supplement or amend certain provisions of the Rights Agreement in accordance with the terms of Section 27;

     NOW, THEREFORE, in consideration of the premises and mutual agreements herein set forth, the parties hereto agree as follows:

     1. The Rights Agreement is hereby amended by deleting the second sentence of Section 1(a) and replacing it with the following:

     Notwithstanding the foregoing, (A) the term "Acquiring Person" shall not include (i) the Corporation, (ii) any Subsidiary of the Corporation, (iii) any employee benefit plan of the Corporation or any Subsidiary of the Corporation, (iv) any Person organized, appointed or established by the Corporation for or pursuant to the terms of any such plan, or (v) any Person, who or which together with all Affiliates and Associates of such Person, becomes the Beneficial Owner of 10% or more of the then outstanding Common Shares as a result of the acquisition of Common Shares, or other securities convertible into or exchangeable for Common Shares, directly from the Corporation, and (B) no Person shall be deemed to be an "Acquiring Person" either (X) as a result of the acquisition of Common Shares by the Corporation which, by reducing the number of Common Shares outstanding, increases the proportional number of shares beneficially owned by such Person, together with all Affiliates and Associates of such Person; except that if (i) a Person would become an Acquiring Person (but for the operation of this subclause (X) as a result of the acquisition of Common Shares by the Corporation, and (ii) after such share acquisition by the Corporation, such Person, or an Affiliate or Associate of such Person, becomes the Beneficial Owner of any additional Common Shares, then such Person shall be deemed an Acquiring Person, or (Y) if the Board of Directors of the Corporation determines in good faith that a Person who would otherwise be an "Acquiring Person," as defined pursuant to the foregoing provisions of this Section 1(a), has become such, and such Person divests as promptly as practicable a sufficient number of Common Shares so that such Person would no longer be an Acquiring Person, as defined pursuant to the foregoing provisions of this Section 1(a).

     This Amendment may be executed in any number of counterparts, and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed, all as of the date first written above.


                                       IMPAC MORTGAGE HOLDINGS, INC.

                                       By:   /s/ Richard J. Johnson
                                          ---------------------------------
                                             Richard J. Johnson
                                             Executive Vice President


Attest:

/s/ Ronald Morrison
--------------------------
Ronald Morrison
Secretary

                                       BANKBOSTON, N.A.

                                       By:  /s/ B. Puschendorf
                                          ------------------------------
                                             Name: Britta Puschendorf
                                             Title: Sr. Account Manager

Attest:

_________________________
Name: